Ashok W. Mukhey Direct Phone: +1 310 734 5291 Email: amukhey@reedsmith.com	Reed Smith LLP 1901 Avenue of the Stars Suite 700 Los Angeles, CA 90067-6078 +1 310 734 5200 Fax +1 310 734 5299 reedsmith.com

July 12, 2021

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Caribou Biosciences, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-257604)

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Franklin Wyman

Jeanne Baker

Dillon Hagius

Irene Paik

Re:	Caribou Biosciences, Inc.

Registration Statement on Form S-1

Filed on July 1, 2021

File No. 333-257604

Ladies and Gentlemen:

On behalf of Caribou Biosciences, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on July 1, 2021.

The purpose of this Letter is to provide supplemental information to the Staff regarding the Company’s stock-based compensation to facilitate the Staff’s review of the Company’s accounting treatment. In particular, the Company references Comment #9 of the Staff’s letter dated June 2, 2021 requesting an explanation of the reasons for any differences between the recent valuations of the Company’s common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Reed Smith LLP by the Company.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this Letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted version of this Letter will be filed with the Commission on EDGAR, omitting the confidential information. The redacted information has been replaced in this Letter as filed on EDGAR with a placeholder identified by the mark [***].

ABU DHABI ◆ ATHENS ◆ AUSTIN ◆ BEIJING ◆ BRUSSELS ◆ CENTURY CITY ◆ CHICAGO ◆ DALLAS ◆ DUBAI ◆ FRANKFURT ◆ HONG KONG

HOUSTON ◆ KAZAKHSTAN ◆ LONDON ◆ LOS ANGELES ◆ MIAMI ◆ MUNICH ◆ NEW YORK ◆ PARIS ◆ PHILADELPHIA ◆ PITTSBURGH ◆ PRINCETON

RICHMOND ◆ SAN FRANCISCO ◆ SHANGHAI ◆ SILICON VALLEY ◆ SINGAPORE ◆ TYSONS ◆ WASHINGTON, D.C. ◆ WILMINGTON

U.S. Securities and Exchange Commission July 12, 2021 Page 2

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense, page 112

9.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation. Please discuss with the Staff how to submit your response.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation Expense” and “—Fair Value of Common Stock” and appears on pages 115 through 117 of the Registration Statement.

Estimated IPO Price Range

The Company advises the Staff that, although not yet reflected in the Registration Statement, it currently anticipates an approximate offering price range of $[***] to $[***]1 per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range is based in part on discussions with the Company’s Board of Directors (the “Board”) and reflects a number of factors, including the Company’s prospects, prospects for the biotechnology industry, the general condition of the securities markets, the recent market prices of publicly-traded shares of generally comparable companies in the biotechnology industry, and input received from the Company’s “testing the waters meetings,” as well as input from BofA Securities, Inc., Citigroup Global Markets Inc., and SVB Leerink LLC, as underwriters (collectively, the “Underwriters”) for the Company’s initial public offering (“IPO”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split (or reverse stock split) that the Company might effect prior to the Commission’s declaration of effectiveness of the Registration Statement; however, the Company would not expect any such stock split (or reverse stock split) to impact the Preliminary IPO Price Range in any manner other than to decrease (or increase) it in proportion to the stock split (or reverse stock split) itself. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-split basis, unless otherwise expressly noted.

[1]

* Based on the forward stock split that the Company is contemplating, this translates into an approximate post-split offering price range of $[***] to $[***] per share, with a midpoint of $[***] per share.

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The parameters of the bona fide price range to be included in an amendment to the Registration Statement at the time of the commencement of the Company’s road show remains under discussion between the Company and the Underwriters and will be subject to then-current market conditions, continuing discussions with the Underwriters, and material business developments impacting the Company. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Determinations of the Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock was determined by the Board, as of the date of each option grant, with input from management, based on the Company’s most recent arm’s-length sales of its preferred stock and the most recent third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant at the time, including any significant developments since the most recent third-party valuation. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	valuations of the Company’s common stock performed with the assistance of third-party valuation specialists;

•

the Company’s stage of development and business strategy, including the status of research and development efforts, including preclinical studies and clinical trials, and the material risks related to the business and industry;

•	the Company’s results of operations and financial position, including levels of available capital resources;

•	the composition of, and changes to, the Company’s management team and board of directors;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Company’s common stock;

•

the prices of convertible preferred shares sold to investors in arm’s length transactions and the rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock; and

•

the likelihood of achieving a liquidity event for the holders of the common and convertible preferred stock, such as an initial public offering or a sale of the Company, given prevailing market conditions.

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The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the market approach, the income approach, and the asset approach, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the AICPA Guide, the Company considered and/or applied the following methods in determining and allocating the equity value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date.

•

Option Pricing Model (“OPM”). The OPM allocates a company’s equity value among various classes and series of capital stock, taking into account the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various classes and series of capital stock at a future date. The OPM utilizes the Black-Scholes-Merton Option Pricing Model (or “Black-Scholes”). The Black-Scholes implementation of the OPM treats the rights of holders of various classes and series of securities (preferred stock, common stock, warrants, and options) as call options on any equity value of the Company above a series of breakpoints. The values of the breakpoints were calculated by reviewing the liquidation preferences of preferred stock (including seniority of any series), participation rights of preferred stock (including any caps on such participation), and strike prices of warrants and options. The Company’s common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying value at a predetermined price or exercise price. In the model, the exercise price is based on the equity value at specific values or breakpoints. In this method, each class and series of securities only has value if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event for each of the more senior securities classes in a company’s cap table. The Black-Scholes model requires a series of variables, including the equity value of the company, time to liquidity event, risk-free rate, and volatility.

Within the OPM framework, the Backsolve method for inferring the total equity value implied by a recent financing transaction involves the construction of an allocation model that takes into account the company’s capital structure and the rights and preferences of each class of shares, and then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility, risk-free rate, etc.). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round.

Given the Company’s common stock represents a non-marketable equity interest in a private enterprise, the Company applied discounts to reflect the lack of marketability of its common stock on the weighted-average expected time to liquidity. This discount adjustment is commonly referred to as a discount for lack of marketability (“DLOM”). The estimated fair value of the Company’s common stock at each valuation date reflected a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event.

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•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future value per share for the Company’s common stock, under various possible future liquidity event scenarios, considering the rights and preferences of each series and class of capital stock, discounted for a lack of marketability.

•

Hybrid Method. The hybrid method combines the OPM and the PWERM. Under the hybrid method, the Company utilized the OPM Backsolve method to determine the fair value of its common stock for certain of the PWERM scenarios (namely situations where the Company’s development path and future liquidity events were difficult to forecast) and potential initial public offering exit events were explicitly modeled in the other PWERM scenarios. A DLOM adjustment was applied to the value derived under each scenario to account for a lack of access to an active public market.

For grants of stock awards made on dates for which there was no contemporaneous third-party valuation available to it, the Board determined the fair value of the Company’s common stock on the date of grant based on the most recent third-party valuation report and other pertinent information available to the Board at the time of the grant.

For valuations performed on and prior to December 31, 2020, the Company utilized an OPM-based analysis, primarily the OPM Backsolve method, to determine the estimated fair value of its common stock. For valuations performed after December 31, 2020, the Company utilized the Hybrid Method to determine the estimated fair value of its common stock, as the Company determined that this was the most appropriate method given its stage of development and other relevant factors.

Summary of Recent Equity Grants

The following table summarizes all stock option awards granted by the Company during the previous twelve months:

Option Grant Dates	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share on Grant Date		Date of Third- Party Valuation
October 1, 2020	61,500	$5.19	$	[***]	April 30, 2020
December 15, 2020	10,040	$5.19	$	[***]	April 30, 2020
March 30, 2021	858,682	$7.47	$	[***]	March 2, 2021
May 28, 2021	196,097	$9.58	$	[***]	May 10, 2021
June 29, 2021	297,211	$9.58	$	[***]	May 10, 2021

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Summary of Third-Party Valuations

The following is a summary of the third-party valuation reports for the equity grants listed above.

April 30, 2020 Valuation (Used for October 1, 2020 and December 15, 2020 Option Grants)

A third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of April 30, 2020, which determined a fair value of $[***] per share (the “April 2020 Valuation”). For the April 2020 Valuation, the third-party valuation specialist first determined an equity value by using (1) the market approach (subject company transaction method) based on the Company’s Series B convertible preferred stock transaction that closed in May 2016, which had been subsequently adjusted in the Company’s previous valuations, (2) an equity valuation adjustment of [***]% selected from a range of public peer company performance which was applied to the Company’s implied equity value determined in the prior valuation (April 2019) to appropriately account for changes in value since April 2019 due to incremental progress in the Company’s research, development, and regulatory efforts, (3) an exclusion for the value of the Company’s investment in Intellia Therapeutics, Inc. (“Intellia”), and (4) adjustments for the sales proceeds of the Intellia shares held by the Company. The third-party valuation specialist determined that, since the Series B financing, several of the Company’s direct competitors had generally lost equity value since the Company’s prior valuation in April 2019 primarily due to a less active market. The third-party valuation specialist determined that the Company had an implied equity value of approximately $[***].

The OPM was then used to allocate the equity value across the Company’s classes and series of capital stock to determine the fair market value of the Company’s common stock. In calculating the fair market value of the Company’s common stock, the third-party valuation specialist used an estimated equity volatility of [***]%, a probability weighted time to liquidity of [***] years, based on management’s then best estimates of a liquidity event at such time, and a DLOM of [***]%.

On October 1, 2020 and December 15, 2020, the Board granted options to purchase 61,500 shares and 10,040 shares of common stock, respectively, at an exercise price of $5.19 per share. On October 1, 2020, the Board also granted restricted stock awards of 800 shares. On each date of grant, the Board determined the estimated fair value of the Common Stock was $[***] per share based on a number of factors, including input from management, the criteria discussed above, and the April 2020 Valuation. For the period from the date of the April 2020 Valuation through each of October 1, 2020 and December 15, 2020, the Board determined there were no internal or external developments since the April 2020 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, upon the absence of achievement of any significant new milestones or any additional fundraising events. For financial reporting purposes, the Company also considered the positive impacts of incremental business progress and the negative impacts of COVID-19 and the Company’s cash balance and anticipated runway in the fourth quarter of 2020. The Company concluded that a common stock fair value of $[***] per share was appropriate for the October and December stock option grants.

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March 2, 2021 Valuation (Used for March 30, 2021 Option Grants)

A third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of March 2, 2021, which determined a fair value of $[***] per share (the “March 2021 Valuation”). For the March 2021 Valuation, the Company estimated the fair value of the Company’s common stock using the Hybrid Method. The Hybrid Method addressed three probability-weighted scenarios: (1) an IPO scenario assuming an IPO by [***], weighted at [***]% and valued using the PWERM, (2) an IPO scenario assuming an IPO by [***], weighted at [***]% and valued using the PWERM, and (3) the going concern scenario, a stay private scenario, where the Company continues to operate until a later sale, weighted at [***]%.

For the IPO scenarios, the third-party valuation specialist determined the present value of future IPO equity value based on the IPO company values implied by the Company’s March 2, 2021 sale of 6,663,940 shares of its Series C convertible preferred stock at a price of $17.257 per share (the “Series C Financing”) for a total of approximately $115,000,000.

In both IPO scenarios, the third-party valuation specialist determined the present value of future IPO equity value of $[***] and, using a waterfall allocation methodology and discounting at an appropriate risk-adjusted rate, determined a present value of the IPO price of $[***]. In the [***] IPO scenario, the third-party valuation specialist applied a [***]% DLOM for a fair market value of each share of Company common stock of $[***]. In the [***] IPO scenario, the third-party valuation specialist applied a [***]% DLOM for a fair market value of each share of Company’s common stock of $[***]. The Company deemed it appropriate to include a total weighting of [***]% for both IPO scenarios in this analysis given management’s plans while also considering the various risk factors that could delay the Company’s going public, including the ongoing COVID-19 pandemic. As of the valuation date, the Company had not filed a registration statement with the SEC or engaged underwriters to lead the IPO process.

For the going concern (stay private) scenario, the third-party valuation specialist used the market approach/subject company transaction method with market adjustment to equity value, given the recent arm’s length sale of the Series C convertible preferred stock at the valuation date, with no market adjustment to equity value. Specifically, the Company utilized the Backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences.

Using the Black-Scholes model, a fair value of $17.26 per share for the Series C Financing implied a market value for the Company of $[***]. Then, the OPM was used to allocate the equity value in the going concern scenario across the Company’s classes and series of capital stock to determine the fair value of the Company’s common stock. In addition, the March 2021 Valuation used an estimated volatility of [***]%, an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at the time, resulting in the fair value of the common stock under the going concern (stay private) scenario on a marketable basis of $[***]. The third-party valuation specialist then applied a DLOM of [***]%, resulting in a value of the Company’s common stock on a non-marketable basis of $[***] per share. The decrease in the fair value of the common stock under the going concern (stay private) scenario was a result of the significant dilution from the Series C Financing and related liquidation preferences of the Series C preferred stockholders.

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Applying the weighting percentage referenced above to the different valuations under the IPO scenarios and the going concern (stay private) scenarios ([***]% for the [***] IPO scenario, [***]% for the [***] IPO scenario, and [***]% for the going concern (stay private) scenario), the third-party valuation specialist arrived at a common stock valuation of $[***] per share.

On March 30, 2021, the Company granted options to purchase 858,682 shares of common stock at an exercise price of $7.47 per share. In determining the exercise price, the Board considered input from management as well as the criteria discussed above and the March 2021 Valuation. For the period from the date of the March 2021 Valuation through March 30, 2021, the Board determined there were no internal or external developments since the March 2021 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, on the absence of achievement of any significant new milestones. The Company’s determination of an IPO scenario as an exit strategy for the Company had not changed since the March 2021 Valuation and the Company had not engaged a lead investment bank for the IPO. As a result, the Board determined that the fair market value of the Company’s common stock was $[***] per share as of March 30, 2021.

May 10, 2021 Valuation (Used for May 28, 2021 and June 29, 2021 Option Grants)

A third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of May 10, 2021, which determined a fair value of $[***] per share (the “May 2021 Valuation”). For the May 2021 Valuation, the Company estimated the fair value of the Company’s common stock using the Hybrid Method. The Hybrid Method addressed three probability-weighted scenarios: (1) an IPO scenario assuming an IPO by [***], weighted at [***]% and valued using the PWERM, (2) an IPO scenario assuming an IPO by [***], weighted at [***]% and valued using the PWERM, and (3) the going concern scenario, a stay private scenario where the Company continues to operate until a later sale, weighted at [***]%.

In the [***] IPO scenario, the third-party valuation specialist determined the present value of future IPO equity value of $[***], and, using a waterfall allocation methodology and discounting at an appropriate risk-adjusted rate, determined a present value of the IPO price of $[***]. In that scenario, the third-party valuation specialist applied a [***]% DLOM for a fair market value of each share of Company common stock of $[***]. In the [***] IPO scenario, the third-party valuation specialist determined the present value of future IPO equity value of $[***], and, using a waterfall allocation methodology and discounting at an appropriate risk-adjusted rate, determined a present value of the IPO price of $[***]. In that scenario, the third-party valuation specialist applied a [***]% DLOM for a fair market value of each share of Company common stock of $[***].

The Company deemed it appropriate to include a total weighting of [***]% for both IPO scenarios in this analysis given management’s plans, while also considering the progress toward an IPO to the valuation date and then current capital market conditions, balanced against various risk factors that could delay the Company’s going public. As of the valuation date, the Company had initiated the confidential process for an IPO, including conducting an organizational meeting with the Underwriters in early April 2021 and the submission of a confidential draft registration statement on Form S-1 with the SEC in early May 2021, but there was no stated company value or estimated share price associated with the IPO in the submission.

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For the going concern (stay private) scenario, the third-party valuation specialist used the market approach/subject company transaction method with market adjustment to equity value, given the recent arm’s length sale of the Company’s Series C convertible preferred stock on March 2, 2021. Specifically, the Company utilized the Backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. To account for market and Company-specific changes since the Series C Financing, a market adjustment to equity value of [***]% was applied.

Based on the Black-Scholes model, this implied a market value for the Company of $[***]. The OPM was then used to allocate the equity value in the going concern scenario across the Company’s classes and series of capital stock to determine the fair value of the Company’s common stock. In addition, the May 2021 Valuation used an estimated volatility of [***]%, an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time, resulting in the fair value of the common stock under the going concern (stay private) scenario on a marketable basis of $[***]. The third-party valuation specialist then applied a DLOM of [***]%, resulting in a value of the Company’s common stock on a non-marketable basis of $[***] per share.

Applying the weighting percentage referenced above to the different valuations under the IPO scenarios and the going concern (stay private) scenarios ([***]% for the [***] IPO scenario, [***]% for the [***] IPO scenario, and [***]% for the going concern (stay private) scenario), the third-party valuation specialist arrived at a common stock valuation of $[***] per share.

On May 28, 2021 and June 29, 2021, the Company granted options to purchase 196,097 shares and 297,211 shares of common stock, respectively, at an exercise price of $9.58 per share. In determining the exercise price, the Board considered input from management as well as the criteria discussed above and the May 2021 Valuation. For the period from the date of the May 2021 Valuation through each of May 28, 2021 and June 29, 2021, the Board determined there were no internal or external developments since the May 2021 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, on the absence of achievement of any significant new milestones. The Company’s determination of an IPO scenario as an exit strategy for the Company had not changed since the May 2021 Valuation. As a result, the Board determined that the fair market value of the Company’s common stock was $[***] per share as of each of May 28, 2021 and June 29, 2021.

Explanation of Difference Between Recent Valuations of the Fair Value of Common Stock and the Midpoint of the Preliminary IPO Price Range

The Company believes that the difference in value between the recent valuations of its common stock and the Preliminary IPO Price Range is justified based on the following key factors, among others:

•

An assumption that there will be a receptive public trading market for pre-commercial, clinical-stage biotechnology companies such as the Company, and, therefore, excludes any discount for lack of marketability of the Company’s common stock.

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•

Recent market performance of other biotechnology companies in the genome-editing or cell therapy industry, reflecting step-up multiples from their last private financing rounds, and valuation ranges seen in recent initial public offerings for clinical-stage biotechnology companies.

•

An increased probability of consummating the IPO since the last contemporaneous valuation of the Company’s common stock as of May 10, 2021, based on the Company’s public filing of the Registration Statement on July 1, 2021.

•	Favorable feedback from potential investors following the Company’s “testing the waters” meetings that occurred in May, June and July 2021.

•

The Preliminary IPO Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company and being sold in a sale transaction, which would have resulted in a lower value of its common stock than an IPO.

•

The Preliminary IPO Price Range represents a future price for the common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock issued between April 2020 and May 2021 represents an estimate of the fair value of shares that were illiquid at the time they were issued with the possibility that they might never become liquid and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The holders of the Company’s Series A, A-1, B and C preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the common stock and liquidation payments in preference to holders of Common Stock. The Preliminary IPO Price Range assumes the automatic conversion of the Company’s preferred stock into common stock immediately prior to the closing of the IPO. The elimination of the preferences and rights enjoyed by the holders of such preferred stock should result in a higher valuation of the common stock.

•

Updated market conditions used in the determination of the Preliminary IPO Price Range after discussions with the Underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would (i) strengthen the Company’s balance sheet, including a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) provide improved ability to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, and enhance operational flexibility and (iii) increase the value of the Company’s common stock compared to that of a private company based on increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

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•	The Company’s ability to use a portion of the proceeds from the IPO to accelerate development of the Company’s product candidates, relative to expectations without such proceeds.

•

The Preliminary IPO Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Conclusion

In light of the above, the Company respectfully submits that the estimated fair value of common stock per share on grant date, as set forth in the table above under “Summary of Recent Equity Grants,” which were used as the basis for determining the exercise price for the Company’s stock option grants made during the past twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

* * *

The Company respectfully requests that certain of the information contained in this Letter be treated as confidential information and that the Commission provide timely notice to Barbara G. McClung, Chief Legal Officer, Caribou Biosciences, Inc., 2929 7th Street, Suite 105, Berkeley, California, 94710, or by telephone at (510) 982-6030, before it permits any disclosure of the redacted information contained in this Letter.

Please do not hesitate to contact me by telephone at (310) 734-5291 or by email to amukhey@reedsmith.com or Wendy A. Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com with any questions or further comments regarding our response to the Staff’s comment.

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Sincerely,

/s/ Ashok W. Mukhey

Ashok W. Mukhey

Partner

For Reed Smith LLP

AWM:cc

cc:	Rachel E. Haurwitz, Ph.D., Caribou Biosciences, Inc.

Barbara G. McClung, J.D., Caribou Biosciences, Inc.

Wendy A. Grasso, Reed Smith LLP

Ilir Mujalovic, Shearman & Sterling LLP

FOIA Confidential Treatment Requested by Caribou Biosciences, Inc.